Exhibit (a)(5)(G)

FOR IMMEDIATE RELEASE

DELTEK COMMENCES TENDER OFFER TO ACQUIRE ONVIA, INC.

HERNDON, VIRGINIA — October 19, 2017 — Project Diamond Intermediate Holdings Corporation (“Parent”), the parent company of Deltek, Inc., (“Deltek”), announced today that its wholly owned subsidiary, Project Olympus Merger Sub, Inc. (“Purchaser”), has commenced its previously announced tender offer to purchase any and all issued and outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Onvia, Inc., (Nasdaq: ONVI) (“Onvia”), at a price of $9.00 per Share, net to the seller in cash, without interest thereon and subject to any applicable withholding taxes. The tender offer is being made in accordance with the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 4, 2017, by and among Onvia, Parent and Purchaser. Parent is the sole stockholder of Deltek, which has guaranteed all of Parent’s and Purchaser’s obligations under the Merger Agreement.

The board of directors of Onvia has determined that the tender offer is fair to and in the best interests of Onvia’s stockholders and recommends that the stockholders of Onvia accept the offer and tender their shares to Purchaser pursuant to the tender offer.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 16, 2017, unless extended.

Complete terms and conditions of the tender offer can be found in the offer to purchase (the “Offer to Purchase”), the letter of transmittal (the “Letter of Transmittal”) and other related materials being filed by Deltek, Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 19, 2017. In addition, on October 19, 2017, Onvia is filing a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC relating to the offer.

Copies of the Offer to Purchase, the Letter of Transmittal and other related materials are available free of charge by contacting MacKenzie Partners, Inc., the information agent for the tender offer, toll-free at (800) 322-2885 (or at +1 (212) 929-5500 collect if you are located outside the U.S. and Canada), or by email to tenderoffer@mackenziepartners.com, and, when they become available, at the website maintained by the SEC at www.sec.gov. Broadridge Corporate Issuer Solutions, Inc. is acting as depositary for the tender offer.

About Deltek

Deltek is the leading global provider of enterprise software and solutions for government contractors, professional services and other project-based businesses. For decades, we have delivered actionable insight that empowers our customers to unlock their business potential. 22,000 organizations and millions of users in over 80 countries around the world rely on Deltek to research and identify opportunities, win new business, recruit and develop talent, optimize resources, streamline operations and deliver more profitable projects. Deltek — Know more. Do more.® www.deltek.com

Additional Information

This press release and the description contained herein is for informational purposes only and is not a recommendation, an offer to buy, or the solicitation of an offer to sell any shares of Onvia’s common stock. Deltek, Parent and Purchaser are filing with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”) containing the Offer to Purchase, the Letter of Transmittal and other related materials and Onvia is filing with the SEC the Schedule 14D-9 with respect to the tender offer. Deltek, Parent, Purchaser and Onvia intend to mail these documents to the stockholders of Onvia. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND STOCKHOLDERS OF ONVIA ARE URGED TO READ THEM CAREFULLY WHEN THEY

BECOME AVAILABLE. Stockholders of Onvia will be able to obtain a free copy of these documents (when they become available) and other documents filed by Onvia, Deltek, Parent or Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. The Schedule TO will be made available on Deltek’s website later today.

The tender offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser, Parent or Deltek.

Forward-Looking Statements

The statements included in this press release contain forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, speak only as of the date they are made and include without limitation statements regarding (a) the planned completion of the tender offer and the merger, (b) the anticipated filings relating to the tender offer and the merger, (c) the expected completion of the tender offer and the merger and (d) the ability of Purchaser to complete the tender offer and the merger considering the various closing conditions. Deltek, Parent, Purchaser and Onvia undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of each company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Onvia into Parent; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed or to be filed with the SEC.